December 7, 2022

VIA EDGAR

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	John Spitz Michael Volley Robert Arzonetti J. Nolan Williams

Re:	East Resources Acquisition Company Preliminary Proxy Statement on Schedule 14A Filed October 14, 2022 File No. 001-39403	FOIA Confidential Treatment Request Under 17 C.F.R §200.83

Ladies and Gentlemen:

On behalf of East Resources Acquisition Company (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). An electronic version of the Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) has been concurrently filed with the Commission through its EDGAR system.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version has been separately filed with the Commission.

Set forth below are the responses of the Company to the comments of the Staff on the letter to the Company, dated November 10, 2022, relating to the Proxy Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Proxy Statement.

Basis of Presentation and Glossary, page iv

1.

Please tell us and revise to disclose if there is a PIPE Investment that will occur with the business combination as we note references to a PIPE Investment Amount in the “aggregate transaction proceeds” definition as well as other references throughout the filing and also in Exhibit A to your Agreement and Plan of Merger in Annex A.

Response: As disclosed previously, the Company continues to opportunistically seek to raise a PIPE Investment but at this time has no committed PIPE Investment amounts. Should the Company obtain PIPE Investments, the Company will revise its proxy statement to disclose the terms thereof.

2.	Please revise to include “units” and “ERES units” in the glossary.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page vi of the Amended Proxy Statement.

December 7, 2022

What Equity Stake Will Current ERES Stockholders, the Initial Stockholder, and the Company Members Hold in ERES following the Closing?, page viii

3.

Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please also make conforming changes on page 2 to the section entitled “Ownership of the Post-Combination Company.”

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages ix-xii and 3-6 of the Amended Proxy Statement.

4.	Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages xii and 54-55 of the Amended Proxy Statement.

Questions and Answers

What Happens to the Funds Deposited in the Trust Account After Consummation of the Business Combination?, page xiv

5.

You disclose that $345,000,000 was raised in the IPO but that only $97,939,800.60 remained in the trust fund because “in connection with the stockholder approval of such extension in July 2022, certain stockholders elected to redeem an aggregate of 24,781,028 Public Shares, or approximately 71.83% of the then outstanding Public Shares.” Please revise the disclosure to include additional information regarding the redemption of 71.83% of the outstanding public shares.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages xvii-xviii of the Amended Proxy Statement.

Summary, page 1

6.	Please revise to provide organizational charts for both the pre-business and post-business combinations, including all entities and corresponding ownership percentages.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 1-2 of the Amended Proxy Statement.

Risk Factors

Life settlements in which we invest are not currently regulated under the federal securities laws, page 31

7.

You state that you intend that all purchases and sales of life insurance policies by you will comply with all applicable federal and state securities laws. Please briefly describe the process undertaken to ensure such compliance.

Response: Transactions in non-fractional, non-variable, life insurance policies, acquired either from the underlying insured or from a seller in a secondary or tertiary sale, are not securities under the federal securities laws. The Company’s principal business involves originating and trading insurance policies that are not securities. The Company works closely with its outside regulatory counsel, Locke Lord LLP, to stay informed on developments in the life settlement industry, in particular with respect to the treatment of life settlement policies (i.e. life insurance policies which have been sold by the original underlying insured) as securities. Abacus has developed internal guidelines to avoid purchasing life insurance policies which would be deemed to be securities.

December 7, 2022

The Company has invested in 11 variable or fractionalized life insurance policies, i.e. securities. When doing so, the Company conducts the transactions only through a duly registered broker-dealer. The Company has recently acquired a limited purpose broker-dealer. Abacus is in the process of incorporating this limited purpose broker-dealer into the Company’s life insurance policies acquisition and disposition process. Until this broker-dealer has been fully integrated, including through the establishment of appropriate compliance policies and procedures around the securities brokerage activity, the Company will rely on appropriate external resources to ensure that all variable and fractionalized life insurance policies are appropriately acquired.

There have been lawsuits in various states questioning whether a purchaser of a life insurance policy, page 34

8.	Please revise to disclose the carrying value of STOLI policies held at each period end presented.

Response: Abacus does not believe it has any STOLI policies. Abacus has policies in place to identify potential STOLI policies, and will not invest in such policies, however there can be no guarantee that Abacus will identify all STOLI policies. Because of the disclosure requirements related to life insurance policies it may be impossible to determine if a particular life insurance policy is a STOLI until a carrier seeks to rescind a policy on that basis or a carrier identifies an insured has had other STOLI policies bound on their life. Please see pages 39-40 of the Amended Proxy Statement.

We Have Identified Material Weaknesses In Our Internal Control Over Financial Reporting, page 38

9.

Please revise to clarify which company identified the material weakness and more comprehensively describe your current plans or actions already undertaken for remediating each identified material weakness.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 43 of the Amended Proxy Statement.

ERES stockholders will have a reduced ownership and voting interest after the Business Combination, page 43

10.

Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, the note extension agreement, the Forward Purchase Agreement, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages ix-xii, 3-6 and 48 of the Amended Proxy Statement. Please note that we did not include in these revisions any shares that were issuable under the Forward Purchase Agreement as the Company and East Resources Management, LLC entered into an agreement to terminate the Forward Purchase Agreement on December 2, 2022, pursuant to which the Forward Purchase Agreement is of no further force and effect.

December 7, 2022

ERES directors and officers may have interests in the Business Combination different from the interests of ERES stockholders, page 45

11.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. Please also disclose the current balance of the Extension Note.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages xx-xxiv, 7-11, 51-54, 83-87, and 201-205 of the Amended Proxy Statement.

Accounting for the Business Combination, page 59

12.

We note your disclosure that LMA was determined to be the accounting acquirer. Please tell us the specific key facts and circumstances related to ERES, LMA and Abacus and how you applied the guidance in ASC 805-10-55-10 through 55-13 in making your determination.

Response: We first considered ASC 805-10-55-10 and determined that neither Abacus nor LMA represent a variable interest entity as they do not meet any of the three criteria under ASC 810-10-15-14. Accordingly, there is no clear accounting acquirer based on one of the entities being a VIE.

Accordingly, we next considered ASC 805-10-55-11 but deemed the paragraph not to be applicable as the business combination is effected primarily by exchanging equity interests.

We then considered ASC 805-10-55-12. As part of our considerations related to this paragraph, we first considered that Abacus and LMA are defined together as ‘the Companies’ in the Merger Agreement as the legal form of the transaction is that ERES is acquiring both LMA and Abacus. We next then considered whether ERES met any of the criteria under ASC 805-10-15-12 that could indicate that ERES could be acquirer. While ERES stockholders will receive between 27.68% and 30.49% of the voting rights depending on redemption scenarios (when factoring in the exercise of warrants), we also considered other qualitative factors including the fact that they will only receive one board seat, will have no role in management, will not be retaining their name and will not be retaining their headquarters. When considering these factors in totality, ERES was determined not to be the acquirer (consistent with a reverse recapitalization between a SPAC and target where neither entity is a VIE). Rather, the acquirer would be either LMA or Abacus as both companies could not be identified as the acquirer and neither company was identified as a VIE.

In identifying which entity would be identified as the acquirer, with a focus between Abacus and LMA (having previously ruled out ERES as the accounting acquiror given the overall structure of the transaction as a reverse recapitalization but with two targets), we considered the guidance in ASC 805-10-55-12 through 55-13. Specifically, our considerations are included below:

Guidance codification and summarized description	Evaluation
ASC 805-10-55-12a: a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.	LMA and Abacus were acquired by ERES together. That is, the transaction was negotiated for the purchase of both entities. Given the overlap of the owners between the two entities (4 owners of LMA, 3 of whom are the owners of Abacus), it is not clear which portion of equity granted to the former owners is by virtue of their ownership in one entity over the other. Accordingly, in considering the relative voting rights, we would point to the relative fair value of the entities to determine the amount of the equity granted to the former owners (and therefore voting rights) related to each of the entities. This consideration would lead to LMA as the accounting acquirer as discussed further related to the relative size of the entities below in paragraph 55-13.

ASC 805-10-55-12b: The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.	Each of the individual voting interest holders of Abacus and LMA retain an equal share of the voting interests in the combined entity at 25% each (that is, 25% of the 60-70% allocated to prior owners depending on redemption levels upon close). The circumstances indicate this fact is inconclusive of the accounting acquirer.

ASC 805-10-55-12c: The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.	The governing body will be the Board of Directors. The Board of Directors will comprise seven seats: one a former owner of both Abacus and LMA; one a former owner of only LMA; one an executive of ERES; and four who are required to be independent (i.e., not nominated, appointed, or terminated by either party unilaterally). Because two seats are for former LMA owners, we believe that this criterion points to LMA over Abacus.

ASC 805-10-55-12d: The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.	The existing Companies’ senior management of LMA and Abacus will continue in their pre-transaction capacity as there are no redundancies between the two entities. The lack of change in management indicates this fact is inconclusive of the accounting acquirer.

December 7, 2022

ASC 805-10-55-12e: The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.	Given the structure of the transaction, a premium is unknown and thus this is not applicable.

ASC 805-10-55-13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

As of June 30 , 2022, when our initial assessment was done and as of September 30, 2022 (data available closest to BCA date), this factor points to LMA as the acquirer as total revenue, total equity, gross profit, revenue, and net income are all higher for LMA than Abacus.

Although not explicit to consider, the relative fair values of the entities also point to LMA as the accounting acquirer ($352 million for LMA as compared with $180 million for Abacus).

If, after consideration of the factors in ASC 805-10-55-12 and 55-13, it is not clear which combining entity is the accounting acquirer, entities sometimes evaluate other evidence such as the following:

•  Which combining entity initiated the combination.

•  The name to be used for the combined entity.

•  The location of the combined entity’s headquarters.

Both entities are considered to initiate the combination since they are both subject to the merger with the SPAC. The first factor is inconclusive.

Post-transaction, the combined entities will trade as Abacus Life, Inc. (ABL) which supports Abacus as acquirer.

The location of the combined entity’s headquarters will be the same location where both companies currently reside – thus, this factor is inconclusive.

Pursuant to the analysis above, the accounting acquirer was determined to be LMA. This is primarily based on the evaluation of relative size of the entities as of June 30, 2022, to support our initial assessment and is further supported by information updated as of September 30, 2022, which is the date closest to the execution of the business combination agreement.

13.

Based on the Agreement and Plan of Merger, it appears that all of the mergers occur simultaneously. Please tell us how you determined to account for the reverse recapitalization of ERES by LMA first followed by the forward acquisition of Abacus.

Response: LMA is considered to be the accounting acquirer as noted in response to question 12.

The business combination between LMA and ERES represents a reverse merger and will be accounted for as a reverse capitalization in accordance with U.S. GAAP. Accordingly, for accounting purposes, the business combination between LMA and ERES will be treated as the equivalent of LMA issuing shares for the net assets of ERES, accompanied by a recapitalization. The net assets of LMA will be stated at historical cost. No goodwill or other intangible assets will be recorded.

As LMA is determined to be the accounting acquirer in the Business Combination, the acquisition of Abacus will be considered a business combination under ASC 805, Business Combinations, and will be accounted for using the acquisition method of accounting. The consideration transferred to effect the acquisition will be allocated to the assets acquired and liabilities assumed based on their estimated acquisition-date fair values. The excess of consideration transferred over the fair values of assets acquired and liabilities assumed will be recorded as goodwill.

December 7, 2022

Basis of Pro Forma Presentation, page 59

14.

We note disclosure that the “Companies,” which include Abacus and LMA, are related parties although they were determined not to be under common control. Please tell us how you determined Abacus and LMA are not entities under common control. Specifically tell us who controls Abacus and LMA and how you determined this. Please refer to ASC 805-50 for guidance.

Response: While “common control” is not defined, EITF Issue 02-5 provides examples of common-control transactions. Although EITF Issue 02-5 was nullified by FASB Statement 141(R), which was codified in ASC 805-10, ASC 805-20, and ASC 805-30, we believe that the guidance provided by that Issue remains applicable to both public and private companies because of a lack of other authoritative guidance on this topic. While no consensus was reached, the SEC observer stated that the SEC staff believes that common control exists between (or among) separate entities in the following situations:

1. An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.

2. Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

a) Immediate family members include a married couple and their children, but not the married couple’s grandchildren.

b) Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration regarding the substance of the ownership and voting relationships.

3. A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

Prior to the merger, LMA is owned equally by four owners while Abacus is owned equally by three owners (all of which are included in the four owners of LMA). As owners of LMA and Abacus are not members of an immediate family and no written evidence exists of an agreement to vote a majority of either entity’s shares together, we concluded that LMA and Abacus are not under common control, as no single party has a controlling financial interest in either Abacus or LMA given the equal ownership by three or four parties, respectively.

We also considered whether common ownership was present.

Common ownership exists when two or more entities have the same shareholders but no one shareholder controls all of the entities. Transfers of net assets or equity interests among entities that have common ownership are not common-control transactions. However, they may be accounted for similarly to common-control transactions if the transfer lacks economic substance. In prepared remarks at the 1997 Annual Conference on Current SEC Developments, Donna Coallier, then professional accounting fellow in the SEC’s OCA, addressed transactions between entities with a high degree of common ownership, stating:

When there is a transaction between entities with a high degree of common ownership, but that are not under common control, the staff assesses the transaction to determine whether the transaction lacks substance. FTB 85-5 provides an example of a similar assessment in an exchange between a parent and a minority shareholder in one of the parent’s partially owned subsidiaries. Paragraph 6 of FTB 85-5 states, in part:

If the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary’s assets and liabilities.

Similarly, in a transfer or exchange between entities with a high degree of common ownership, the staff compares the percentages owned by shareholders in the combined company to the percentages owned in each of the combining companies before the transaction. When the percentages have changed or the owned interests are not in substance the same before and after the transaction, the staff believes a substantive transaction has occurred and has objected to historical cost accounting.

While there is a high degree of common ownership before and after the transaction, ERES stockholders will receive between 27.68% and 30.49% of the voting rights depending on redemption scenarios (when factoring in the exercise of warrants) of the post-Transaction entity. This ownership level is indicative that the Transaction has commercial substance. Accordingly, the Transaction will not be accounted for akin to a common control transaction.

15.

To more clearly show the impact of the business combination agreement as explained on page 59 and the July 25 redemptions, please revise your pro forma financial information to present the reverse recapitalization transaction of ERES by LMA separately from the Abacus purchase acquisition. The presentation could include the following information:

•	historical financial statements of ERES,

•	impact of the July 25 redemptions,

•	subtotal,

•	historical financial statements of LMA,

•	transaction accounting adjustments for the reverse recapitalization assuming no redemptions,

•	pro forma combined ERES and LMA assuming no redemptions,

•	historical financial statement of Abacus,

•	transaction accounting adjustments for the acquisition of Abacus,

•	pro forma combined assuming no redemptions,

•	additional pro forma transaction accounting adjustments assuming maximum redemptions, and

•	pro forma combined assuming maximum redemptions.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 70-71 of the Amended Proxy Statement.

16.

Please tell us how you considered whether to present the settlement of the Forward Purchase Agreement upon the closing of the business combination discussed on pages 118 and F-19 in the pro forma financial information. Additionally, please tell us and revise to discuss why the shares related to this agreement are not included in your disclosures of the ownership of the post-combination company such as those provided on page 2.

Response: The Company acknowledges the Staff’s comments and notes that on and effective as of December 2, 2022, we and East Asset Management entered into an agreement to terminate the Forward Purchase Agreement, pursuant to which the parties agreed that no payments or deliveries are due by either party in respect of the Forward Purchase Agreement and the Forward Purchase Agreement is in no further force and effect.

December 7, 2022

Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022, page 65

17.

Please tell us how you determined “consideration conveyed” of $181.4 million related to the Abacus acquisition. Specifically tell us how you allocated the $531.8 million of aggregate merger consideration issued to the holders of company interests of LMA and Abacus and ensure that the amount allocated to LMA is clearly presented in your pro forma financial information and notes.

Response: The consideration conveyed for Abacus was determined by doing separate valuations for Abacus and LMA based on aggregate merger consideration of $531.8 million. Merger consideration was allocated between the Companies based on their fair values as derived through both an income approach (i.e., discounted cash flow method) and income approach (i.e., guideline public company method). As LMA is determined to be the acquirer, the amount allocated to LMA is not presented in the pro forma financial information.

Please see revised pro forma presentation on page 68. The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see disclosure in (J) on page 75 of the Amended Proxy Statement.

18.

Please tell us and revise to explain your disclosure in pro forma adjustment (B) and on page 77 that you do not expect to pay the $12.1 million in deferred underwriting fees due upon closing. Please include in your response consideration of the disclosure on page F-35 that the underwriters have agreed to waive their rights to deferred underwriting commission in the event ERES does not complete a business combination within the Combination Period, which is defined as January 27, 2023.

Response: Wells Fargo has waived its rights and obligations as underwriters, including as it relates to the deferred underwriting fees associated with the ERES IPO; therefore, we have derecognized the liability associated with those fees. Accordingly, we have revised the Unaudited Pro Forma Condensed Combined Financial Information section at page 74.

19.	Please tell us and revise to explain how you determined the allocation of $18 million of transaction costs between Retained Earnings and Additional Paid-in Capital for pro forma adjustment (D).

Response: The allocation has been performed based on the fair values of Abacus and LMA. As LMA is the accounting acquirer for the Transactions, the transaction costs allocated to the LMA merger were determined to be chargeable against the proceeds of the reverse recapitalization; this determination was based on the accounting acquirer analysis performed. As the Abacus merger was determined to be an acquisition under ASC 805, the transaction costs allocated to Abacus were treated as an expense. Please see revised pro forma disclosure on pages 69 and 74.

20.

Please tell us and revise to disclose in more detail the key terms and conditions related to the issuance of 49.5 million in Class A shares to the Company Members at the closing of the transaction discussed in pro forma adjustment (F).

Response: The 49.5 million in Class A shares were issued to the existing Companies’ Members as consideration for the reverse recapitalization subject to the terms and conditions of the Agreement and Plan of Merger as outlined within Annex A-1 With regards to this issuance, LMA’s historical common units were eliminated and $4.9 thousand was recorded to Class A common stock to reflect the par value of shares outstanding as shown within the pro forma adjustment. In addition to the issuance of 49.5 million Class A shares issued at closing, one of the existing shareholders in the Companies also received 3.7 million incentive shares, which are subject to forfeiture and vest over the 30 months following Closing. The expense associated with this non-pro-rata distribution is reflected at adjustments (DD) and (MM).

December 7, 2022

Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2022, page 67

21.

Please tell us and revise to explain in further detail your pro forma adjustment (DD). Please discuss the specific changes in terms that results in the reclassification of these warrants from liability to equity and how you determined only a partial adjustment of $5.4 million instead of the $8.2 million reflected in ERES historical financial statements for the six-months ended June 30, 2022. Similarly, please also explain adjustment (LL) presented on page 64.

Response: The partial adjustment of $5.4 million represents the reclassification of the public warrants from liability to equity while the $8.2 million relates to both public and private warrants. The reclassification of ERES’s public warrants from liability to equity is based on an initial accounting analysis performed related to the appropriate classification. The private warrants have not been reclassified as a result of the merger. As part of this analysis, it was determined that the public warrants do not meet any of the conditions to be classified as a liability under ASC 480, are considered indexed to the Post-Combination Company’s own stock pursuant to ASC 815-40 and meet all of the criteria for equity classification within ASC 815-40. The terms of the public warrants did not change as a result of the merger. However, the capitalization structure of the Post-Combination Company did change in a manner that resulted in reclassification of the warrants. Specifically, as the Post-Combination Company has only a single class of common stock outstanding post-merger, the warrants were no longer required to be liability classified because of a tender offer provision in the warrants.

22.

Please tell us and revise to disclose in more detail the key terms and conditions related to the recurring compensation expense due to a non-pro-rata distribution to one of the existing owners of the Company as presented in your pro forma adjustments (FF) and (NN). Please also consider including this employee agreement as an exhibit to your filing.

Response: The recurring compensation expense due to a non-pro-rata distribution to one of the existing owners of the Company is based on the Merger and the employment agreements entered into in conjunction with the Business Combination Agreement where the aggregate stock consideration and cash consideration shall be allocated equally among the owners, regardless of prior ownership of Abacus or LMA. That is, one of the former owners of LMA that was not a former owner of Abacus will be treated effectively as if he owned 25% of Abacus prior to the transaction, which is resulting in a non-pro-rata distribution to this equity holder.

Please also see revised disclosure on pages 70, 72, and 77-78 of the pro forma financial information.

Certain Engagements in Connection with the Business Combination and Related Transactions, page 77

23.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. It also appears that you do not expected to pay the $12.075 million deferred underwriting fee to Wells Fargo. Please disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 87 of the Amended Proxy Statement.

24.

We note that Wells Fargo Securities, LLC provided underwriting services during the SPAC’s IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please discuss why you do not currently expect to pay the $12.075 million deferred underwriting fee.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 87 of the Amended Proxy Statement.

December 7, 2022

Information About ERES

Redemption Rights for Holders of Public Shares, page 96

25.

We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please update and make conforming changes where needed.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see Notice of Special Meeting and pages 109, 122 and 132 of the Amended Proxy Statement.

Management of ERES, page 104

26.

For any director or person nominated or chosen to become a director, please indicate any other directorships held, including any other directorships held during the past five years. Refer to Item 401(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that it will disclose the information required by Item 401(e) of Regulation S-K in a future proxy statement filing when the identities of each nominated or chosen director are known and disclosed.

Conflicts of Interest, page 111

27.

Please highlight here all material interests in the transaction held by the sponsor and your officers and directors, including fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages xx-xxiv, 7-11, 51-54, 83-87, and 201-205 of the Amended Proxy Statement.

28.	Please address whether the waiver of the corporate opportunities doctrine in your charter impacted your search for an acquisition target.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages xxiii, 11, 54, 86, 121, 123 and 204 of the Amended Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management of ERES and the Post-Combination Company, page 121

29.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise of all securities.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 131-132 of the Amended Proxy Statement.

Information About the Companies, page 123

30.

Please clarify that the information provided in this section relates to both LMA and Abacus as a combined company. For example, revise the title of this section to “Information about the Post-Combination Company Following the Business Combination.”

Response: Please see the revised Proxy on page 133.

December 7, 2022

Abacus Overview, page 123

31.

Please expand your disclosure in this section for both target companies regarding any guidelines used in seeking to purchase policies. If the target companies have not established any guidelines, please add a risk factor to this effect and disclose this fact in appropriate places throughout the proxy statement.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 133 and 138 of the Amended Proxy Statement.

32.	Please quantify the amount of funds that will be needed by the post-Combination company to operate your business in the next 12 months and effectively compete in your industry.

Response: It is currently expected that Abacus will require approximately thirty-five million dollars ($35,000,000) to fund its operations over the next 12 months. The Company believes that its funds from operations will provide sufficient funds to continue its operations for the foreseeable future, and in any event for the next twelve months. Please see the revised disclosure on page 142 of the Proxy Statement which provides: “It is currently expected that the Company will require approximately thirty-five million dollars ($35,000,000) to fund its operations over the next 12 months. The Company believes that its funds from operations will provide sufficient funds to continue its operations for the foreseeable future.”

33.	Please substantiate, or with respect to beliefs, characterize as such and discuss your reasonable basis for the belief, the following statements in this section:

•

that “Abacus is a leading vertically integrated alternative asset manager” that “[you] are currently a leader in the life settlements industry, with approximately a 20% market share and a proven track record of growth and strong asset returns” on page 123. Also briefly explain in what way you are “leading” or “a leader”;

Please see Exhibit A attached hereto which shows that Abacus has realized a 3.8x growth in origination since 2016. Abacus is a leader in the life settlements industry as it not only has a significant market share, but also has taken an active role in educating the market around the value provided by life settlement providers such as Abacus.

•	that Abacus Settlements, LLC has “helped thousands of clients maximize the value of their life insurance” on page 123;

Abacus life has engaged in excess of two thousand two hundred (2,200) life settlement transactions since 2016.

•	that “[you] acquired 238 policies with a 12% projected annual return” on page 124;

Please see Exhibit D attached hereto.

December 7, 2022

•	that “90% of senior citizens who let policies lapse would have considered this alternative once made aware” on page 125;

Please see the revision to page 135 of the Proxy Statement where we have revised to state that “’we believe’ 90% of senior citizens who let policies lapse would have considered this alternative once made aware.” Faced with the choice of allowing a life insurance policy to lapse, and not realizing any return on their investment, and selling the life insurance policy through a life settlement broker for a return, Abacus has the reasonable belief that the vast majority of senior citizens would elect to receive a return on their investment in their life insurance policy greater than its net cash surrender value.

•	that “[o]n average, life settlements companies pay sellers nearly eight times more than the current cash value of a policy” on page 125;

Please see Exhibit B attached hereto for the support for this statement.

•	that “diversification . . . across multiple origination channels creates a lower average policy acquisition cost and higher estimated returns” on page 126;

Through diversifying its origination channels to include the Agents/Advisors, Direct to Consumer (“DTC”) and Life Settlements (“LS”) Brokers verticals, Abacus is better able to seek to find and access the best value life insurance policies at any given time. Were Abacus restricted to a single origination channel, it may be compelled to purchase life insurance policies at a high price relative to the price that could be obtained through other origination channels.

•	that you anticipate InsurTech “being a leading blockchain tertiary trading, servicing, and valuation platform” page 129;

Abacusmarketplace.com is a proprietary technology platform that has been designed in order to facilitate tertiary trading, servicing and valuation for the life settlement industry. The Company has revised the Amended Proxy Statement accordingly on page 139.

•	that “[y]our hold portfolio has the prospect to generate a higher estimated annual return than our traded portfolio” on page 130. Also quantify the higher capital base referenced here; and

The Abacus hold portfolio represents life insurance policies that have been acquired by Abacus and retained by Abacus until the maturity of the policy. Upon the maturity of the acquired life insurance policy, Abacus will then receive the death benefit proceeds of that policy. As such, life insurance policies that are a part of the Abacus hold portfolio may be held for several years before Abacus realizes an investment return, and Abacus will be making premium payments on such insurance policies during this time. Life insurance policies that are held in Abacus’s trade portfolio, by contrast, will be held by Abacus for a much shorter period of time. Abacus acquires such insurance policies with the intent to resell the insurance policies prior to policy maturity. As such, Abacus will be able to recycle capital that is deployed toward its trade portfolio as it frequently buys and sells insurance policies through that portfolio. In addition, Abacus will only be paying premium expenses with respect to such insurance policies while they are held by Abacus. The graphics shown on pages 139 and 140, with respect to the trade portfolio and the hold portfolio, respectively, are designed to show the impact that this capital recycling has on Abacus’ capital requirements of each of the portfolios.

December 7, 2022

•	that “[y]our track record shows [y]our ability to operate and generate highly attractive returns” on page 131.

Please see attached as Exhibit C hereto for the returns realized by Abacus with respect to the KKR portfolio.

Response: Please see explanations above.

34.

Please expand your disclosure in this section for both target companies regarding any guidelines used in seeking to purchase policies. If the target companies have not established any guidelines, please add a risk factor to this effect and disclose this fact in appropriate places throughout the proxy statement.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 133 and 138 of the Amended Proxy Statement.

Proprietary Technology Platforms Support Our Business, page 128

35.

Please revise to provide additional information related to Abacusmarketplace.com, which you anticipate being a leading blockchain tertiary trading, servicing, and valuation platform to allow an investor to fully understand how it may impact future business strategies and financial results.

Response: Please see the added disclosure on page 141 of the Proxy Statement, which provides “Abacusmarketplace.com is a proprietary technology platform that has been designed in order to facilitate tertiary trading, servicing and valuation for the life settlement industry. This platform will increase the trading volume for the entire industry by removing intermediaries and improving the efficiency and security of the transactions. With Blockchain technology, there will be increased comfort that the documents are secure on the blockchain and will facilitate faster closing times. We anticipate that Abacusmarketplace.com will be a leader in the industry and will allow an investor to fully understand how it may impact future business strategies and financial results.”

Proven Ability to Deploy Capital and Scale, page 131

36.

We note disclosure that Abacus has managed a $150 million capital base via a joint venture with a large alternative asset manager, which will terminate at the closing of the business combination and therefore is not included in your historical financial statements. Please provide us an accounting analysis detailing all the relevant facts and circumstances and the accounting guidance considered in your determination to exclude the joint venture from your historical financial statements.

Response: Prior to the Business Combination, Abacus has managed a $150 million portfolio for a fund managed by KKR. As a result of the Business Combination, Abacus will no longer be managing this portfolio, but instead will be utilizing capital raised in the Business Combination to fund the Abacus hold portfolio, which Abacus management believes will generate additional returns for the business.

December 7, 2022

We note that inclusion of the $150 million KKR portfolio would have had a positive impact on the financial performance of Abacus, and as such Abacus determined to show its financials exclusive of the KKR portfolio, as that would not be in place following the closing of the Business Combination. Please see the non-GAAP financial information reflecting the KKR portfolio included as supplemental information herewith.

Customers, page 132

37.

You state that Abacus does not plan to continue its current relationship with some of its prior customers following the Business Combination. Please disclose what percentage of revenue those customers accounted for during the years ended December 31, 2021 and 2020.

Response: In May of 2019, Abacus owners and certain executives of Abacus formed a joint venture with KKR called Nova Trading and Nova Holding (funds that KKR invested money in and Abacus provided investment and trading services). These related party funds are collectively called “Nova Funds”. Following the Business Combination, Abacus does not intend to continue its relationship with or provide management services to the Nova Funds. If the financial statements for the fiscal years ended December 31, 2021 and December 31, 2020 had included the funds from the Nova joint venture, Nova would have contributed an additional $21.6 million and $27.4 million in revenue and $16.2 million and $22.5 million in Net Income respectively. For the percent of revenue that Nova contributed to Abacus, please refer to the footnote disclosures on pages F-115-F-116 of the Abacus Audited Financials for fiscal years ended December 31, 2021 and December 31, 2020. On the page the Nova Funds relationship has been disclosed.

Please see page 143 of the Proxy Statement where the following disclosure has been added: “In May of 2019, Abacus owners and certain executives of Abacus formed a joint venture with KKR called Nova Trading and Nova Holding (funds that KKR invested money in and Abacus provided investment and trading services). These related party funds are collectively called the “Nova Funds”. Following the Business Combination, Abacus does not intend to continue its relationship with the Nova Funds or provide management services to the Nova Funds and certain other customers. If the financial statements for the fiscal years ended December 31, 2021 and December 31, 2020 had included the Nova Funds, the Nova Funds would have contributed $21.6 million and $27.4 million in revenue and $16.2 million and $22.5 million in Net Income respectively. For the percent of revenue that the Nova Funds contributed to Abacus, please refer to the footnote disclosures on pages F-115-F-116 of the Abacus Audited Financials for fiscal years ended December 31, 2021 and December 31, 2020.”

Insurance Laws and Regulations, page 134

38.	Please disclose whether in the future you plan to purchase variable life insurance policies or fractional interests in life insurance policies.

Response: Please see the added disclosure on page 145 of the Proxy Statement: “The Company may, in the future, purchase some amount of variable life insurance policies or interests in the death benefit of underlying life insurance policies. The Company has recently acquired a limited purpose broker dealer, which the Company intends to license to engage in transactions for variable and fractionalized life insurance policies. Abacus expects that any transactions in variable or fractionalized life insurance policies will represent less than twenty percent (20%) of the life insurance policies acquired by the Company at any time. The Company does not, and does not currently intend to, engage in any life insurance securitization.”

39.	Please disclose whether you intend to engage in any life insurance securitization in the future.

Response: Please see the added disclosure on page 145 of the Proxy Statement: “The Company may, in the future, purchase some amount of variable life insurance policies or interests in the death benefit of underlying life insurance policies. The Company has recently acquired a limited purpose broker dealer, which the Company intends to license to engage in transactions for variable and fractionalized life insurance policies. Abacus expects that any transactions in variable or fractionalized life insurance policies will represent less than twenty percent (20%) of the life insurance policies acquired by the Company at any time. The Company does not, and does not currently intend to, engage in any life insurance securitization.”

Active Management Revenue, page 141

40.

We note your disclosure that active management revenue is generated by buying, selling and maintaining policies through receipt of the claim. Since active management revenue represents your largest revenue source, totaling $13.9 million for the six-months ended June 30, 2022, please revise to provide detailed and disaggregated analysis of these revenues, including discussion of relevant metrics and trends during the periods presented. For example, revise to disclose the number of and corresponding amount of policies bought, sold, average realized gain or loss on policies sold, number of counter-parties that purchased policies and life insurance proceeds received for each period presented separately for both policies accounted for by the investment method and the fair value method.

December 7, 2022

Response: LMA has revised the Amended Proxy Statement in response to the Staff’s comment. Please see revised disclosure on pages 152-154 where LMA has disclosed the number of and corresponding amount of policies bought, sold, average realized gain or loss on policies sold, number of counter-parties that purchased policies and life insurance proceeds received for each period presented for both policies accounted for by the investment method and the fair value method.

41.	Please tell us and revise to disclose what policies under management represent and compare and contrast these disclosed amounts to policies held on page 144.

Response: Policies under management as disclosed on pages 152-154 represent those policies purchased by LMA with the intent to sell within the next 12 months. We have elected on an instrument-by-instrument basis to account for these policies under the investment method, pursuant to ASC 325-30-25-2. By contrast, policies where an unrealized gain has been recorded represent policies purchased by LMATT Series 2024, Inc. using the proceeds from the debt offering, with the intention to hold to maturity. We have elected on an instrument-by-instrument basis to account for these policies under the fair value method, also pursuant to ASC 325-30-25-2. The Company has revised the Amended Proxy Statement accordingly in response to the Staff’s comment. Please see pages 152-154 of the Amended Proxy Statement.

Cost of Revenues and Gross Profit, page 141

42.

Your disclosure on page 141 states that cost of revenues consists of policy servicing and consulting related expenses. However, disclosure on page 142 states that cost of revenues increased primarily due to an increase in payroll costs related to employee bonuses and the addition of three new employees. Please revise to more clearly disclose the nature of expenses presented as cost of revenues.

Response: LMA has revised the Amended Proxy Statement in response to the Staff’s comment. Please see revised disclosure on page 154 where we have clarified that policy servicing expenses are payroll costs for employees who service policies and consulting related expenses are for discretionary commissions earned on active management sales.

Operating Expenses, page 142

43.	Please tell us how you considered whether sales and marketing expenses should be included within LMA’s cost of revenues and therefore included in the determination of gross profit.

Response: For LMA, the sales and marketing expense relates to sponsoring a sports organization and are not directly attributable to revenue generating activity, therefore LMA does not deem these expenses to represent cost of revenue that should be included in the determination of gross profit. The sales and marketing expense included in cost of revenue for Abacus consists of marketing commission costs paid to third party individuals who generate leads for policy originations. These are not actual sales and marketing efforts by Abacus. The Company has revised the Amended Proxy Statement accordingly in response to the Staff’s comment. Please see page 155 of the Amended Proxy Statement.

44.

It appears that LMA and Abacus include materially different items in cost of revenues. Please tell us how you considered whether to conform your accounting policies related to cost of sales in your pro forma financial information.

December 7, 2022

Response: For Abacus, cost of revenue consists of third-party commissions, which includes third-party sales and marketing commission fees, as well as transaction costs that are reimbursed as part of the origination activity and depreciation and amortization expense related to computer equipment and software that is used to model policies that Abacus originates. Commission and transaction expenses are only incurred for policies that Abacus originates and earns origination revenue on. There are no payroll costs included in cost of revenue as it is not reasonably possible for employees to track time separately for modeling and researching policies that result in actual origination sales and researching policies that do not make it through to origination.

For LMA, cost of revenue consists of payroll costs for servicing policies and discretionary commission expenses related to Active Management revenue. LMA does not have any amortization expenses and the property at LMA primarily consists of furniture, fixtures and leasehold improvements for the office and are not directly used to support the servicing or trading of life settlement policies. LMA also does not have any material transaction expenses related to revenue generating activity. The payroll costs related to policy servicing are for recurring and non-recurring projects where the time incurred for servicing policies is measurable and directly correlates to revenue earned. Similar to commissions earned, where the fees incurred are measurable and directly correlate to revenue earned as part of Active Management revenue. LMA does not believe that there is a difference in accounting policies, but rather the difference is driven by the way that each entity generates revenue and incurs expenses associated with that revenue.

Please see the revised cost of revenue disclosure on pages 154-155 and 170-171 where LMA and Abacus have provided additional information on the nature of the cost of sales expenses.

Key Business Metrics and Non-GAAP Financial Measures, page 146

45.

We note your non-GAAP measure of Adjusted EBITDA that is adjusted for non-recurring items including “loss on change in fair value of debt.” Please tell us how you considered whether the financial statement impact of the purchased S&P 500 put and call options that were entered into as an economic hedge related to the debt represents a non-recurring item that should be included in your non-GAAP measure in order to make the measure not misleading.

Response: LMA considers the purchased S&P 500 put and call options that were entered into as an economic hedge related to the debt as a non-cash item that should be adjusted for in the calculation of Adjusted EBITDA for all periods in addition to the loss on change in fair value of debt that the economic hedge relates to. LMA considers these both to be non-cash that should be included in the Adjusted EBTIDA calculation as they do not directly relate to business performance within LMA’s control. LMA has revised the Amended Proxy Statement accordingly in response to the Staff’s comment. Please see pages 160-161 of the Amended Proxy Statement.

46.	Please revise to disclose why you consider payments made as part of LMA’s expense support commitment as a non-recurring item.

Response: LMA has revised the Amended Proxy Statement accordingly in response to the Staff’s comment. Please see revised disclosure on page 160 where LMA has clarified that management plans to terminate the agreement for the expense support commitment within the next twelve months, as such, LMA deems this to be non-recurring item.

Opinion of Northland, page 180

47.

Please disclose the financial projections for the calendar years ended December 31, 2019, 2020, and 2021 provided to Northland Securities in connection with the fairness opinion. Also provide any key assumptions made by Northland in formulating its opinion with respect to the financial projections.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 194-195 of the Amended Proxy Statement. The Company respectfully informs the Staff that Northland did not participate in the creation of any financial projections created in connection with the transaction. Northland reviewed certain financial projections regarding anticipated revenue, expenses and earnings before taxes and used such projections to complete its analysis regarding certain public company comparisons. Northland gave no opinion with respect to the financial projections and made no assumptions regarding such projections other than as described in the proxy statement and affixed fairness opinion, specifically that such projections were prepared by the Company in good faith based on the best available information at the time such projections were created.

Miscellaneous, page 184

48.

Please disclose any additional services Northland or its affiliates provided in connection with the transaction, and, if so, the related fees and whether those fees are conditioned on the completion of the transaction. In addition, describe any services Northland has provided to the target of the business combination or affiliates of the parties.

December 7, 2022

Response: The Company respectfully informs the Staff that Northland has not provided any additional services related to the transaction, other than the preparation of the fairness opinion, and Northland has not provided any services to the target nor any additional services to the Company or the sponsor unrelated to the transaction.

Common Stock, page 209

49.

We note you disclose that 61,800,000 shares will be issued to Company Members. Please revise as needed, to disclose if this amount should be adjusted for the Founder Share Implied Value as discussed in the First Amendment to Agreement and Plan of Merger.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 227 of the Amended Proxy Statement.

Description of Securities of the Post-Combination Company Warrants, page 213

50.

Please clarify whether recent common stock trading prices exceed the threshold that would allow you to redeem public warrants. Additionally, please explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. Please also make conforming changes on page 55 to the risk factor entitled “ERES may redeem your unexpired warrants prior to their exercise.”

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment to note that the Class A Ordinary Shares have never traded above $18.00 per share, and to disclose that the Company has no obligation to notify holders of the public warrants that they have become eligible for redemption, but that in the event the Company decides to redeem the public warrants, the Company is required to mail notice of such redemptions at least 30 days prior to the redemption date. Please see pages 61-62 and 231-232 of the Amended Proxy Statement.

Note 2. Summary of Significant Accounting Policies, page F-11

51.

We note disclosure on pages 42, 152, and 165 that as an emerging growth company you have elected to opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, you also disclose on page F-12 that you have elected not to opt out of the extended transition period. We note disclosure in your DRS Form S-1 filed on June 8, 2020 that you irrevocably elected to opt out of the extended transition period. Please revise accordingly.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages F-12 and F-38 of the Amended Proxy Statement.

Report of Independent Registered Public Accounting Firm, page F-56

52.

Noting that LMA financial statements become those of the registrant upon consummation of the business combination, please revise to include a report of the independent registered public accounting firm indicating that their audit was conducted in accordance with the standards of the PCAOB, rather than only the auditing standards.

December 7, 2022

Response: LMA has revised the Amended Proxy Statement in response to the Staff’s comment. Please see revised opinion on page F-3.

Note 2. Summary of Significant Accounting Policies

Non-Consolidated Variable Interest Entities, page F-62

53.

We note disclosure of your option agreement entered into with two commonly owned full-service origination, servicing and investment providers which provides LMA the option to purchase the outstanding equity ownership of the providers. Please tell us and revise to disclose how you accounted for this option agreement in your financial statements.

Response: LMA accounted for the option agreement as an equity security, pursuant to ASC 321, as it provides LMA with the right to acquire an ownership interest in a legal entity at a fixed or determinable price. In arriving at this accounting conclusion, the Company first considered whether the call option provides LMA with a controlling financial interest in the legal entity pursuant to ASC 810 and concluded that it does not, as it does not convey voting rights and does not result in LMA meeting the definition of a primary beneficiary with respect to the associated legal entity. LMA also concluded that the option agreement does not meet the definition of a derivative, pursuant to ASC 815, as it does not provide for net settlement. Additionally, the option agreement does not meet the definition of in-substance common stock and so cannot be accounted for following the equity method, as described in ASC 323. The call option includes material contingencies prior to exercisability that the Company does not anticipate will be resolved; additionally, the call option is in a legal entity for which the share price has no readily determinable fair value. LMA’s basis in the call option, pursuant to ASC 321, is zero and accordingly the call option is not reflected in the statement of financial position. Please see revised disclosure in Note 2, Summary of Significant Accounting Policies on pages F-63 for the year-end financial statements and F-85-F-86 for the interim financial statements.

Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive Income for the Six Months Ended June 30, 2022 and 2021, page F-80

54.

Please revise your income statement to present investment income from policies accounted for pursuant to the investment method separately from those accounted for pursuant to the fair value method in accordance with the guidance in ASC 325-30-45-3.

Response: LMA has revised the Amended Proxy Statement accordingly in response to the Staff’s comment. Please see the revised income statement on page F-81 of the Amended Proxy Statement. Please note that prior to August 1, 2022, no policies were accounted for under the fair value method; all historical revenue in Active Management was from the sale of policies accounted for under the investment method. These amounts will be separately presented in revenue from investment method policies and gains/losses from fair value method, in accordance with ASC 325-30-45-3, beginning in the third quarter of 2022.

55.

Please tell us and revise to clarify your policy for presenting premiums paid and life insurance proceeds received for your policies accounted for pursuant to the fair value method in accordance with ASC 325-30-45-4.

Response: Premiums paid for life settlement policies accounted for using the fair value method were previously reflected in the ‘Unrealized loss (gain) on policies’ line item within the income statement. LMA revised the Amended Proxy Statement in response to the Staff’s comment. We have revised the presentation of this items within the income statement on page F-81, and now include all changes in fair value, including those related to life insurance proceeds (policy maturities) and premium payments, within the ‘Change in fair value of life insurance policies (policies held using fair value method)’ line of the revenue section. While this revision in presentation does not have any impact on net operating income, it does increase total revenues and decreases total operating expenses. As such, we have mirrored this change in our segment footnote presentation as well.

December 7, 2022

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months ended June 30, 2022 and 2021, page F-82

56.

Please tell us and revise to explain how you considered ASC 325-30-45-5 in determining to present the cash flows from both the Life Settlement Policies – at cost and Life Settlement Policies – at fair value within operating cash flows. Please also revise to provide the disclosures required by ASC 325-30-50-2.

Response: LMA considered ASC 230-10-45-21C, which indicates that proceeds from corporate-owned life insurance policies should be classified as investing activities. However, based on the nature and purpose for which the life settlements were acquired as buying, selling, and collecting distributions of life settlement contracts is a core operating segment, rather than the “corporate-owned” or “bank-owned” examples given in ASC 230, LMA does not believe the guidance is applicable. LMA believes that proceeds from the sale and/or maturity of life settlement policies, as well as cash outflows (premiums paid), are appropriately categorized as operating cash flows.

Note 3. Life Insurance Settlement Policies, page F-86

57.

Please revise to provide information to enable investors to understand your reasons for electing to use the fair value method for policies you intend to hold to maturity and for electing to use the investment method for policies you intend to trade in the near term.

Response: LMA has revised the Amended Proxy Statement in response to the Staff’s comment. Please see revised disclosure on in Note 2, Summary of Significant Accounting Policies on pages F-86-F-87 where we have clarified that policies purchased under LMA are typically purchased with the intention to sell within twelve months and are measured for under the investment method given that the purchase dates are recent, and policies turn fairly quickly. Policies purchased under LMATT Series 2024, Inc. or LMATT Growth Series 2.2024, Inc. (the “LMATT subsidiaries”) are intended to be held until the policies mature and are measured under the fair value method.

58.

Please tell us and revise to disclose how you test your policies accounted for using the investment method for impairment in accordance with ASC 325-30-35-10 and 35-11 and include the disclosures required by ASC 325-30-50-6.

Response: When a policy is being considered for purchase by LMA, LMA goes through extensive underwriting procedures to determine an appropriate present value of the policy. The underwriting process includes policy premiums, medical reports, 3rd party life expectancy reports and expected rate of return. For policies for which we have elected to follow the investment method, LMA tests for impairment if we become aware of information indicating that the carrying value plus expected undiscounted future premiums of a policy may not be recoverable. The policies held by LMA using the investment method are expected to be owned for a shorter-term, and are actively marketed to potential buyers. The market feedback received through these interactions provides LMA with information related to a potential impairment. LMA believes that this regular evaluation of the characteristics of the insured provide us with a basis for determining whether the life settlement contract is impaired. If a policy is determined to be impaired, LMA will adjust the carrying value to the fair value determined through the impairment analysis.

LMA has revised the Amended Proxy Statement in response to the Staff’s comment. Plesae see revised disclosure on pages F-86-F-87.

Note 10. Fair Value Measurements, page F-90

59.

We note your discount rate sensitivity disclosure on page F-91 indicates that life settlement policies accounted for using the fair value method were issued by LMATT Series 2024, Inc. Please tell us if life settlement policies serve as collateral for the LMATT Notes and if so please revise to disclose the carrying amount of assets serving as collateral and the nature of any restrictions or other key contractual terms on those assets including your ability to surrender any policies. Please refer to ASC 325-30-50-1.

Response: The policies purchased by the LMATT Series 2024 serve as collateral for the LMATT Notes. However, there are no restrictions on the entity’s ability to trade policies, as total assets, including cash from proceeds of the sale of policies, serve as collateral. LMA has revised the Amended Proxy Statement in response to the Staff’s comment. Please see revised disclosure in Note 11, Long-Term Debt, on pages F-95-F-96 and Note 3, Life Insurance Settlement Policies on pages F-87-F-89.

December 7, 2022

Note 11. Long-Term Debt, page F-93

60.

Please reconcile the $10.17 million issuance of LMATT Series 2024, Inc. long-term debt on March 31, 2022 with the $9.46 million of issuance of debt certificates as presented as a financing activity within your Unaudited Interim Statement of Cash Flows on page F-82. Additionally, please revise to disclose the reason(s) for electing to account for these debt certificates at fair value in accordance with ASC 825-10-50-28a along with disclosure of the unpaid principal balance for each period presented in accordance with ASC 825-1050-28d.2.

Response: The difference relates to the deferred income taxes of $703,121 that were recorded related to the other comprehensive income associated with the change in fair value of the long-term debt. This amount was included in the deferred tax line item on the statement of cash flows from operating activities and should instead be deducted from the deferred tax amount on the statement of cash flows and added back to the issuance of long-term debt as the full balance was received in cash. For the cash flows presented as of September 30, 2022, on page F-83, the issuance of long-term debt within the statement of cash flows agrees to the sum of all long-term debt issued as described in Note 11, Long-term Debt on pages F-95-F-96.

LMA has revised the Amended Proxy Statement in response to the Staff’s comment. Please see revised disclosure in Note 11, Long-Term Debt, on pages F-95-F-96 for the reason for electing to account for the long-term debt at fair value in accordance with ASC 825-10-50-28a and disclosure of the unpaid principal balance for each period presented in accordance with ASC 825-10-50-28d. For avoidance of doubt, the entire principal balance remains outstanding.

Statements of Operations and Comprehensive Income, page F-101

61.	Please remove the duplicative presentation of the Statements of Operations and Comprehensive Income disclosed on pages on F-101 and F-102.

Response: Abacus has revised the Amended Proxy Statement in response to the Staff’s comment. Please see revised disclosure on page F-103 of the Amended Proxy Statement.

Note 2. Summary of Significant Accounting Policies

Recently Adopted Accounting Pronouncements, page F-111

62.

We note disclosure that Abacus adopted ASU 2016-13 effective January 1, 2020, which requires the measurement of lifetime expected losses. We also note disclosure on page F-106 related to related party receivables and page F-107 which states that you provide an allowance for credit losses equal to the estimated collection losses that will be incurred. Please revise for consistency.

Response: Abacus has revised the Amended Proxy Statement in response to the Staff’s comment. Please see revised disclosure in Note 2, Summary of Significant Accounting Policies, on page F-107 where we have revised the disclosure for consistency to state that the Company recognizes allowances for credit losses equal to the lifetime of expected losses that will be incurred in collection of all receivables.

Unaudited Interim Condensed Statement of Cash Flows for the Six Months Ended June 30, 2022 and 2021, page F-123

63.	Please revise the quantification of cash flow statement amounts to properly present amounts with the appropriate use of commas.

Response: Abacus has revised the Amended Proxy Statement in response to the Staff’s comment. Please see revised disclosure on page F-124 of the Amended Proxy Statement.

**********

December 7, 2022

Any comments or questions regarding the foregoing should be directed to the undersigned at (713) 546-7420. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Gary L. Hagerman, Jr., East Resources Acquisition Company

Daniel J. Harrist, Latham & Watkins LLP

Rob Evans, Locke Lord LLP

Brian T. Casey, Locke Lord LLP

Thomas V. Bohac, Locke Lord LLP

Exhibit A

Abacus Origination Growth

[***]

Exhibit B

Historical Purchase vs. Cashvalue Multiple

[***]

Exhibit C

Nova Portfolios Exhibit

(as of June 30, 2022)

[***]

Exhibit D

Summary of Portfolio Activity

[***]